   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 22, 1996

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                           INSIGHT ENTERPRISES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          86-0766246
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                            1912 WEST FOURTH STREET
                              TEMPE, ARIZONA 85281
                                 (602) 902-1001
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
              INCLUDING AREA CODE, OF PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                     ERIC J. CROWN, CHIEF EXECUTIVE OFFICER
                           INSIGHT ENTERPRISES, INC.
                            1912 WEST FOURTH STREET
                              TEMPE, ARIZONA 85281
                                 (602) 902-1001
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                               JON S. COHEN, ESQ.
                             SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6000
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM PROPOSED MAXIMUM     AMOUNT OF
    TITLE OF EACH CLASS OF           AMOUNT TO BE        OFFERING PRICE      AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED(1)        REGISTERED           PER UNIT(2)   OFFERING PRICE(2)      FEE(2)
-----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value
  per share....................          71,875              $33.50         $2,407,813         $730.00
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) This Registration Statement covers the resale by the current holders (and any of their successors) of Common Stock Purchase Warrants (the "Warrants") of up to an aggregate of 71,875 shares of Common Stock they may acquire upon exercise of the Warrants.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (g), based upon the last reported sales price of the Common Stock on November 15, 1996, as reported by the Nasdaq National Market.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 1996

PROSPECTUS
                                 71,875 SHARES

                                      LOGO

                                  COMMON STOCK

     This Prospectus relates to the resale of 71,875 shares of Common Stock, $.01 par value (the "Common Stock"), of Insight Enterprises, Inc. ("Insight" or the "Company") which may be acquired upon the exercise of Common Stock Purchase Warrants of the Company (the "Warrants") that are currently outstanding. The holders of the Warrants and any of their successors are hereinafter collectively referred to as the "Selling Securityholders." The Warrants are exercisable at any time up to January 24, 1998 to purchase 71,875 shares of the Company's Common Stock for $10.80 per share, subject to adjustment in certain events. The distribution of the Common Stock by the Selling Securityholders currently is not subject to any underwriting agreement.

     The shares of Common Stock registered for resale hereby have been registered pursuant to the Company's obligations contained in written agreements with the Selling Securityholders. The Selling Securityholders may elect to sell all, a portion or none of the Common Stock offered by them hereunder.

     The Common Stock is currently traded on the Nasdaq National Market ("Nasdaq") under the symbol "NSIT." On November 15, 1996, the last reported sales price of the Common Stock as reported by Nasdaq, was $33.50 per share.

     The Common Stock may be sold by the Selling Securityholders from time to time either in underwritten public offerings, in transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), in privately negotiated transactions, through the facilities of Nasdaq, or otherwise, at market prices prevailing at the time of such sale, at prices relating to such prevailing market prices, or at negotiated prices. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Securityholders, except for the receipt of the exercise price upon exercise of the Warrants. The net proceeds to the Selling Securityholders will be the proceeds received by them upon such sales, less brokerage commissions. All expenses of registration incurred in connection with the registration of the Common Stock, other than any underwriting or brokerage discounts, commissions and selling expenses with respect to the shares of Common Stock being sold by the Selling Securityholders, will be borne by the Company. See "Plan of Distribution."

     SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

     EACH SELLING SECURITYHOLDER AND ANY BROKER EXECUTING SELLING ORDERS ON BEHALF OF THE SELLING SECURITYHOLDERS MAY BE DEEMED TO BE AN "UNDERWRITER" WITHIN THE MEANING OF THE SECURITIES ACT. COMMISSIONS RECEIVED BY ANY SUCH BROKER MAY BE DEEMED TO BE UNDERWRITING COMMISSIONS UNDER THE SECURITIES ACT.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is November   , 1996.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 under the Securities Act with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, and other information with the Commission. A copy of the reports, and other information filed by the Company in accordance with the Exchange Act may be inspected without charge at the offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the registrant is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996; and (iii) the description of the Company's Common Stock contained in the Company's Form 8-A filed under the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or telephonic request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be delivered in writing to the Secretary, Insight Enterprises, Inc., 1912 West Fourth Street, Tempe, Arizona 85281 or by telephone at (602) 902-1001.

                                  THE COMPANY

     Insight is a leading direct marketer of microcomputers, peripherals and software. The Company markets primarily to small and medium-sized enterprises ("SMEs"), comprised of 10 to 1,000 employees, through a combination of targeted direct mail catalogs, advertising in computer magazines and publications and a strong outbound telemarketing sales force. The Company offers an extensive assortment of more than 20,000 SKUs of microcomputer hardware and software, including such popular name brands as AST, Hewlett-Packard, IBM, Microsoft, Seagate, Toshiba and Western Digital. Insight's aggressive marketing strategies, knowledgeable sales force and streamlined distribution, together with its advanced proprietary information system, have resulted in high customer loyalty and strong, profitable growth.

     Net sales have doubled in the past two years from $170.4 million in fiscal 1994 to $342.8 million in fiscal 1996. Net earnings have grown at an even faster rate from $1.5 million in fiscal 1994 to $5.7 million in fiscal 1996. For the fiscal quarter ended September 30, 1996, net sales grew by 44.7% and net earnings grew by 69.1% over the prior year period. The Company has improved the profitability of its business by achieving inventory turns of 21 times and a reduction in selling, general and administrative expenses as a percent of net sales from 13.9% in fiscal 1994 to 11.4% in fiscal 1996. In addition, the Company achieved an average order size of $656 in fiscal 1996, which increased to $751 for the first quarter of fiscal 1997.

     The Company seeks to create a strong, long-term relationship with its customers through the use of a well-trained, dedicated outbound sales force designed to increase the productivity of its existing accounts, encourage repeat buying and ensure customer satisfaction. To that end, the Company has more than tripled its number of account executives from 102 in fiscal 1992 to 388 at the end of the first quarter of fiscal 1997, most of whom focus on outbound telemarketing. More than 50% of the Company's orders in each of fiscal 1995 and fiscal 1996 were placed by customers who had previously purchased products from the Company.

     The Company has developed a highly-refined operating model to support an efficient fulfillment and distribution infrastructure. The Company believes its technologically advanced, proprietary real-time information systems enhance the integration of its sales, distribution and accounting functions, allow it to leverage operating expenses and further improve customer service. Moreover, its efficient use of technology has resulted in an expanded product offering while maintaining a just-in-time inventory system.

     The Company operates in one of the fastest growing segments of the economy. According to industry data, the U.S. PC product resellers market totaled $64.3 billion in 1995 and is expected to grow at a 20% compound annual growth rate to $131.1 billion in 1999. Direct marketing is one of the fastest growing distribution channels of this market and is expected to grow at a compound annual growth rate of 23% from $4.8 billion in 1995 to $11.2 billion in 1999. Insight believes it is well positioned to take advantage of this anticipated growth through its close relationships with vendors and its efficient operating model.

     The Company's objective is to increase sales and generate improved profitability by (i) increasing the penetration of its existing customer base,
(ii) leveraging its existing infrastructure, (iii) expanding its product offerings and customer base and (iv) utilizing emerging technologies. The Company's goal is to become the primary source of microcomputer and related products to its targeted SME market.

     The Company's principal executive offices are located at 1912 West Fourth Street, Tempe, Arizona 85281 and its telephone number is (602) 902-1001. The Company maintains a World Wide Web site at http://www.insight.com. Information contained in the Company's Web site shall not be deemed to be part of this Prospectus.

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should carefully consider the various factors identified in this Prospectus, including matters set forth under the caption "Risk Factors," which would cause actual results to differ materially from those indicated by such forward-looking statements.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the factors discussed below in evaluating the Company and its business before purchasing any of the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set forth in the following "Risk Factors" and elsewhere in this Prospectus.

HIGHLY COMPETITIVE INDUSTRY

     The microcomputer and related products industry is highly competitive. The Company expects competition to increase as retailers and direct marketers who have not traditionally sold microcomputers and related products enter the industry and as the industry's rate of growth in the United States slows. The Company competes with a large number and wide variety of marketers and resellers of microcomputers and related products, including traditional microcomputer and related products retailers, computer superstores, consumer electronics and office supply superstores, mass merchandisers and national direct marketers (including value-added resellers and specialty retailers, aggregators, distributors, franchisors, manufacturers and national computer retailers which have commenced their own direct marketing operations). Certain of the Company's competitors have longer operating histories and greater financial, technical, marketing and other resources than the Company. In addition, many of these competitors offer a wider range of products and services than the Company, and may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many current and potential competitors also have greater name recognition, more extensive promotional activities and adopt more aggressive pricing policies than the Company. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Competition."

     The microcomputer and related products industry is undergoing significant change. The Company believes that consumers have become more accepting of large-volume, cost-effective channels of distribution such as computer superstores, consumer electronic and office supply superstores, national direct marketers and mass merchandisers. Computer superstores and direct marketers that compete with the Company have significantly increased their market share and certain traditional microcomputer and related products resellers and direct marketers are combining operations or acquiring or merging with other resellers and direct marketers to increase efficiency. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products and services. Accordingly, it is possible that new competitors or alliances among competitors may emerge and acquire significant market share. Generally, pricing is very aggressive in the industry and the Company expects pricing pressures to continue. There can be no assurance that the Company will be able to offset the effects of price reductions with an increase in the number of customers, higher sales, cost reductions or otherwise. Such pricing pressures could result in an erosion of the Company's market share, reduced sales and reduced operating margins, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company expects gross margins to continue to decline in fiscal 1997 primarily due to a continued shift in product mix and to industry-wide pricing pressures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Industry Background" and "-- Competition."

MANAGING RAPID GROWTH; NO ASSURANCE OF ADDITIONAL FINANCING

     Since its inception, the Company has experienced substantial changes in and expansion of its business and operations. The Company's past expansion has placed, and any future expansion would place, significant demands on the Company's administrative, operational, financial and other resources. The Company's operating expenses and staffing levels have increased and are expected to increase substantially in the future. In particular, the Company has hired a significant number of additional personnel, including several senior sales managers, account executives and other persons with experience in both the computer and direct marketing industries, and there can be no assurance that such persons will perform to the Company's expectations. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract, assimilate and retain additional highly qualified persons in the future. In addition, the Company expects that any future expansion will continue to challenge the Company's ability to hire, train, motivate and manage its employees. The Company also expects over time to expend considerable resources to expand its management system, to implement a variety of new systems and procedures and to complete its new sales and administrative facility. The failure to complete this new facility within the time and budget expected or the inability to transition smoothly from the current offices to the new facility could result in increased costs and a disruption in the operations of the Company. If the Company's sales do not increase in proportion to its operating expenses, the Company's management systems do not expand to meet increasing demands, the Company fails to attract, assimilate and retain qualified personnel, or otherwise fails to manage its expansion effectively, there would be a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will achieve its growth strategy.

     Historically, cash flow from operations has been insufficient to finance the Company's growth and the Company has relied upon a line of credit, loans from stockholders and proceeds from its initial and second public offerings to finance working capital requirements. There can be no assurance that the Company's operations will generate sufficient cash flow or that adequate financing will be available to finance continued growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON VENDORS; ALLOCATION OF GOODS

     The Company acquires products for resale both directly from manufacturers and indirectly through distributors. Purchases from Merisel, a distributor of microcomputers and related products, accounted for approximately 19% of the Company's aggregate purchases for fiscal 1996. No other vendor or supplier accounted for more than 10% of purchases in fiscal 1996. However, the top five suppliers as a group accounted for approximately 51% of the Company's product purchases during this period. There are few supply agreements between the Company and any vendors. The loss of Merisel or any other vendor could cause a short-term disruption in the availability of products. Certain of the products offered by the Company are subject to manufacturer allocation which limits the number of units of such products available to resellers, including the Company. The inability of the Company to obtain a sufficient quantity of products, in particular, high demand products such as notebooks, or an allocation of products from a manufacturer in a way which favors one of the Company's competitors relative to the Company, could cause the Company to be unable to fill customers' orders in a timely manner, or at all, which could have a material adverse effect on the Company's business, results of operations and financial condition. Certain vendors provide the Company with substantial incentives in the form of discounts, advertising allowances, price protections and rebates. Vendor funds are used to offset, among other things, marketing costs, and the Company competes with other market competitors for these funds. No assurance can be given that the Company will continue to receive such incentives or that it will be able to collect outstanding amounts relating to these incentives in a timely manner or at all. A reduction in or discontinuance of, a significant delay in receiving or the inability to collect such incentives could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Marketing and Customers" and "-- Purchasing and Distribution."

RAPID CHANGES IN PRODUCT STANDARDS AND RISK OF INVENTORY OBSOLESCENCE

     The microcomputer and related products industry is characterized by rapid technological change and the frequent introduction of new products and product enhancements which can decrease demand for current products or render them obsolete. In addition, in order to satisfy customer demand and to obtain greater purchasing discounts, the Company expects to carry increased inventory levels of certain products in the future. The Company can have limited or no return privileges with respect to certain of its products. There can be no assurance that the Company will be able to avoid losses related to inventory obsolescence. See "Business -- Purchasing and Distribution."

FLUCTUATIONS IN OPERATING RESULTS; VOLATILITY OF STOCK PRICE

     The Company's results of operations have varied from quarter to quarter and will continue to do so in the future. The Company's results of operations are influenced by a variety of factors, including general economic conditions, the condition of the microcomputer and related products industry, shifts in demand for or availability of microcomputer and related products and industry announcements of new products or upgrades. Sales can be dependent on specific product categories and any change in demand for or supply of such products could have a material adverse effect on the rate of growth of the Company's sales. The Company's operating results are also highly dependent upon its level of gross profit as a percentage of net sales which fluctuates due to numerous factors including the availability of opportunistic purchases, changes in prices from suppliers, general competitive conditions, and the relative mix of products sold during the period. If sales do not meet expectations in any quarter or if the Company experiences difficulty in controlling operating expenses or maintaining gross margins, the market price of the Company's Common Stock could be materially adversely effected. The Company expects gross margins to continue to decline in fiscal 1997 primarily due to a continued shift in product mix and to industry-wide pricing pressures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The technology sector of the United States stock markets has experienced substantial gains in recent months, and the market price of the Company's Common Stock has, likewise, increased during this period. The financial and trade press have attributed these gains to a number of factors. The deterioration of other conditions which favor the technology sector or the stock markets in general or the Company in particular, whether or not such events relate to or reflect upon the Company's operating performance, could adversely affect the market price of the Company's Common Stock. Furthermore, fluctuations in the Company's operating results, increased competition, reduced vendor incentives and trade credit, higher postage and operating expenses and other developments may impact public perception and analyst reports regarding the Company which could have a significant impact on the market price of the Common Stock.

BUSINESS INTERRUPTION; RELIANCE ON MANAGEMENT INFORMATION SYSTEMS

     The Company believes that its success to date has been, and future results of operations will be, dependent in large part upon its ability to provide prompt and efficient service to customers. In addition, the Company's success is largely dependent on the accuracy, quality and utilization of the information generated by its management information systems, which affect its ability to manage its sales, accounting, inventory and distribution systems. Although the Company has redundant systems, with full data backup, a substantial interruption in these systems or in the Company's telephone communication systems would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, in connection with the move to the Company's new sales and administrative facility, the Company is upgrading its computer equipment and there can be no assurance that the transition to the new equipment will be accomplished without interrupting the Company's business. See
"Business -- Technology Based Operations."

CHANGING METHODS OF DISTRIBUTION

     The manner in which microcomputers and related products are distributed and sold is changing, and new methods of distribution and sale, such as on-line shopping services have emerged. Hardware and software manufacturers have sold, and may intensify their efforts to sell, their products directly to end-users. From time to time, certain manufacturers have instituted programs for the direct sales of large order quantities of hardware and software to certain major corporate accounts. These types of programs may continue to be developed and used by various manufacturers. In addition, manufacturers may attempt to increase the volume of software products distributed electronically to end-users. An increase in the volume of products sold through or used by consumers of any of these competitive programs or distributed electronically to end-users could have a material adverse effect on the Company's business, results of operations and financial condition.

STATE SALES OR USE TAX COLLECTION

     The Company presently collects sales tax only on sales of products to residents of the State of Arizona. Sales to customers located within the State of Arizona were approximately 12% of the Company's net sales during fiscal 1996. Various states have sought to impose on direct marketers the burden of collecting state sales taxes on the sales of products shipped to that state's residents. The United States Supreme Court recently affirmed its position that it is unconstitutional for a state to impose sales or use tax collection obligations on an out-of-state mail order company whose only contacts with the state are the distribution of catalogs and other advertising materials through the mail and the subsequent delivery of purchased goods by United States mail or by interstate common carrier. If the Supreme Court changes its position or if legislation is passed to overturn the Supreme Court's recent decision, the imposition of a sales or use tax collection obligation on the Company in states to which it ships products would result in additional administrative expenses to the Company, could result in price increases to the customer or could otherwise have a material adverse effect on the Company's business, results of operations and financial condition. From time to time, legislation to overturn this decision of the Supreme Court has been introduced, although to date, no such legislation has been passed. See "Business -- Sales or Use Tax."

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

     The Company may seek to acquire businesses to expand or complement its operations. The magnitude, timing and nature of any future acquisitions will depend on a number of factors, including suitable acquisition candidates, the negotiation of acceptable terms, the Company's financial capabilities, and general economic and business conditions. There is no assurance that the Company will identify acquisition candidates that would result in successful combinations or that any such acquisitions will be consummated on acceptable terms. Any future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has had no or only limited direct experience and the potential loss of key employees of the acquired company, all of which in turn, could have a material adverse effect on the Company's business, results of operations and financial condition.

RISK OF INCREASING MARKETING, POSTAGE AND SHIPPING COSTS

     The Company mails catalogs through the United States Postal Service, generates sales leads through marketing and ships products to customers by commercial delivery services. Shipping, postage and paper costs are significant expenses in the operation of the Company's business. Historically, the Company has experienced increases in postage and paper costs. There can be no assurance that any such increases can be recouped through an increase in vendor supported advertising rates or that the Company will be able to offset future increased costs. The inability to pass on these increased costs could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company ships primarily through Federal Express, and labor disputes or other service interruptions with Federal Express, the U.S. Postal Service or other commercial carriers could have an adverse effect on the Company's operating costs and ability to deliver products on a timely basis. See "Business -- Marketing."

POSSIBLE NONRENEWAL OR CANCELLATION OF OUTSOURCING ARRANGEMENTS

     The Company performs outsourcing services for certain manufacturers pursuant to various arrangements. These parties may cancel such arrangements on relatively short notice or fail to renew them upon expiration. There is no assurance that the Company will be able to replace any manufacturers that terminate or fail to renew their relationships with the Company. The failure to maintain such arrangements or the inability to enter into new ones could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success will be largely dependent on the efforts of key management personnel, including Eric J. Crown, Chief Executive Officer, Timothy A. Crown, President, and other key employees. The loss of one or more of these key employees could have a material adverse effect on the Company's business, results of operations and financial condition. The Company maintains and is the beneficiary of a

$1,000,000 key-man life insurance policy on each of Eric J. Crown and Timothy A. Crown. In addition, the Company believes that its future success will be largely dependent on its continued ability to attract and retain highly qualified management, sales and technical personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. Further, the Company makes a significant investment in the training of its sales account executives. The inability of the Company to retain such personnel or to train them rapidly enough to meet its expanding needs could cause a decrease in the overall quality and efficiency of its sales staff, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Personnel and Training" and "Management."

CONTROL BY EXISTING STOCKHOLDERS

     Eric J. Crown, Chief Executive Officer, and Timothy A. Crown, President, beneficially own in the aggregate approximately 23% of the outstanding Common Stock. Because of their beneficial stock ownership, these stockholders are in a position to continue to influence the election of the members of the Board of Directors and decisions requiring stockholder approval.

SHARES ELIGIBLE FOR FUTURE SALE

     As of the date of this Prospectus, the Company had 6,644,849 shares of Common Stock outstanding, of which 5,136,791 are freely tradeable. The 1,508,058 remaining shares are held by certain executive officers, directors and stockholders who, together with the Company, have agreed not to sell, contract to sell, or otherwise dispose of, any shares of Common Stock without the consent of Montgomery Securities for a period of 120 days after November 1, 1996. Upon expiration of such agreements, such shares will be eligible for sale in the public markets in accordance with Rule 144 ("Rule 144") promulgated under the Securities Act. In addition, there are outstanding options to purchase a total of 657,417 shares of Common Stock. Except as limited by the agreements described above and by Rule 144 volume limitations applicable to affiliates, shares issued upon the exercise of stock options generally are available for sale in the open market. Future sales of such Common Stock and additional presently indeterminate shares of Common Stock which may be issued by the Company in the future, including the Common Stock offered by this Prospectus and Common Stock subject to outstanding options could adversely affect the prevailing market price of the Common Stock.

ANTI-TAKEOVER EFFECT OF CHARTER AND BYLAW PROVISIONS

     The Company's Certificate of Incorporation and Bylaws empower the Board of Directors, without approval of the stockholders, to fix the rights and preferences and to issue shares of preferred stock, prohibit a substantial stockholder of the Company from entering into a business combination or otherwise significantly increasing its interest in the stock or assets of the Company without the consent of the Board of Directors or a two-thirds majority of the stockholders of the Company, prohibit stockholders of the Company from calling a special meeting unless requested by at least 25% of the outstanding voting shares, and require that the Board of Directors be divided into three classes, one of which classes would be elected each year. These provisions could have the effect of deterring unsolicited takeovers or other business combinations or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

                                USE OF PROCEEDS

     The Selling Securityholders will receive all of the proceeds from the sale of the Common Stock offered hereby. The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. However, if all of the outstanding Warrants held by the Selling Securityholders were exercised other than on a net basis as permitted in the applicable warrant purchase agreements, the Company would receive gross proceeds of $776,250, which proceeds the Company expects to use for general corporate purposes. If the Warrants are exercised on a net basis, the Company will issue fewer shares thereunder and will not receive any proceeds therefrom.

                                DIVIDEND POLICY

     The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the growth and development of its business and to repay indebtedness, and therefore the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's credit agreement contains financial covenants which prohibit the Company from paying cash dividends without its lender's consent. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth the selected consolidated financial and operating data for the Company. The selected "Statement of Earnings Data" and "Balance Sheet Data" presented below for, and as of the end of, each of the years in the five-year period ended June 30, 1996 are derived from the consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected "Statement of Earnings Data" and "Balance Sheet Data" presented below for, and as of, the three months ended September 30, 1995 and 1996 are derived from the unaudited interim consolidated financial statements of the Company which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The results of operations for the three months ended September 30, 1996 are not necessarily indicative of the results to be expected for the year ending June 30, 1997. This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus.

                                                                                                            THREE MONTHS ENDED
                                                           YEAR ENDED JUNE 30,                                 SEPTEMBER 30,
                                     ----------------------------------------------------------------     -----------------------
                                       1992         1993         1994          1995           1996          1995          1996
                                     --------     --------     ---------     ---------     ----------     ---------     ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA AMOUNTS)
STATEMENT OF EARNINGS DATA:
Net sales..........................  $117,740     $142,951     $ 170,400     $ 244,953     $  342,813     $  70,777     $ 102,383
Cost of goods sold.................    99,859      118,194       144,186       207,104        294,292        60,739        88,434
                                     --------     --------      --------      --------       --------       -------      --------
Gross profit.......................    17,881       24,757        26,214        37,849         48,521        10,038        13,949
Selling, general and administrative
  expenses(1)......................    16,269       22,831        23,742        31,848         38,917         8,139        10,919
                                     --------     --------      --------      --------       --------       -------      --------
Earnings from operations...........     1,612        1,926         2,472         6,001          9,604         1,899         3,030
Non-operating expense (income),
  net..............................       144          355           409           663            136            79           (45)
                                     --------     --------      --------      --------       --------       -------      --------
Earnings before income taxes.......     1,468        1,571         2,063         5,338          9,468         1,820         3,075
Income tax expense.................       595          365           561         2,114          3,748           721         1,217
                                     --------     --------      --------      --------       --------       -------      --------
Net earnings.......................  $    873     $  1,206     $   1,502     $   3,224     $    5,720     $   1,099     $   1,858
                                     ========     ========      ========      ========       ========       =======      ========
Net earnings per share(2)..........                            $    0.61     $    0.89     $     1.08     $    0.24     $    0.32
Shares used in per share
  calculation(2)...................                                3,092         3,711          5,290         4,645         5,823
OPERATING DATA:
"Insight" catalogs distributed.....         0      657,000     2,667,000     5,740,000     12,880,000     3,348,000     3,069,000
Account executives (end of
  period)..........................       102          114           143           239            321           222           388
Orders filled......................   179,000      197,000       261,000       406,000        518,000       114,000       135,000
Average order size.................  $    658     $    724     $     644     $     598     $      656     $     617     $     751
Inventory turnover(3)..............        16x          17x           21x           21x            21x           15x           23x

                                                                                                                   AS OF
                                                              AS OF JUNE 30,                                   SEPTEMBER 30,
                                     ----------------------------------------------------------------     -----------------------
                                       1992         1993         1994          1995           1996          1995          1996
                                     --------     --------     ---------     ---------     ----------     ---------     ---------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................  $    802     $  1,661     $   1,922     $  21,920     $   34,567     $  28,066     $  34,407
Total assets.......................    16,399       18,242        27,732        42,402         73,618        59,831        79,375
Short-term debt....................     3,077        3,006         7,057            --             --            --            --
Long-term debt, excluding current
  portion..........................       496          371         1,015         6,541             --        14,115            --
Stockholders' equity...............     1,704        2,910         3,465        18,561         41,785        19,679        43,975

---------------
(1) For a discussion of the adoption of American Institute of Certified Public Accountants Statement of Position 93-7 "Reporting on Advertising Costs" in the fourth quarter of fiscal 1995, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Net earnings per share and shares used in per share calculation for the years ended June 30, 1994 and 1995 are pro forma and unaudited and (i) for fiscal 1994 and fiscal 1995, reflect the elimination of executive compensation expense in excess of the amounts due under employment contracts with two officers effective as of October 1, 1994 and (ii) for fiscal 1994, reflect the additional income taxes on S corporation earnings assuming an effective tax rate of 39.6%. Certain subsidiaries of the Company were S corporations prior to June 30, 1994 and were not subject to federal and state income taxes. As a result of these adjustments, pro forma net earnings are $1,889,000 and $3,307,000 for the year ended June 30, 1994 and 1995, respectively. Shares used in per share calculation are calculated using the treasury stock method. Earnings per share calculations reflect the reincorporation of the Company as a Delaware corporation and the related share exchange. Note 15 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended June 30, 1996.

(3) Inventory turnover is calculated by dividing cost of goods sold for the period by the average of the beginning and ending inventory for the period. Inventory turnover for the three-month periods is annualized.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in this Prospectus.

OVERVIEW

     The Company commenced operations in 1988 as a direct marketer of hard disk drives and other mass storage products. In fiscal 1991, the Company began marketing its own Insight-brand microcomputers and in fiscal 1992 and 1993 added peripherals, software and other name brand microcomputers to its product line. Through fiscal 1992, the Company based its marketing practices primarily on advertising in computer magazines and the use of inbound toll-free telemarketing. In fiscal 1993, the Company shifted its marketing strategy to include the publication of proprietary catalogs and the use of outbound account executives focused on the business, education and government markets. During fiscal 1995, the Company began to de-emphasize the sale of Insight-brand computers and discontinued the sale of Insight-brand computers in the second quarter of fiscal 1996. Although the cost savings from this decision have positively impacted earnings from operations, gross margin has been negatively affected. The Company expects gross margins to continue to decline in fiscal 1997 primarily due to a continued shift in product mix and to industry-wide pricing pressures.

     In fiscal 1996, Insight increased its focus on the business, education and government markets, which aggregated approximately 80% of its business in the fourth quarter of fiscal 1996. During fiscal 1996, the Company doubled its catalog circulation to generate leads and aggressively tested new lists. The Company expects the rate of growth in catalog circulation to decrease in the future as the Company, using information generated from such testing, targets mailings to its best prospective customers and increases its focus on penetrating existing accounts. To that end, the Company has recently hired a number of senior sales managers and account executives, and plans to continue to actively increase its account executive base for the foreseeable future.

     In order to leverage its infrastructure, the Company, in fiscal 1992, began outsourcing direct marketing services to third parties, including the distribution of catalogs and mailings featuring brand name or Insight-brand products. The Company initiated its turnkey direct marketing outsourcing program for leading manufacturers in fiscal 1993. Under most of the Company's outsourcing arrangements, the Company takes title to inventories of products and assumes the risk of collection of accounts receivable in addition to its sales functions. Revenues derived from the sales of such products are included in the Company's net sales. Certain other outsourcing arrangements are primarily service-based, and the Company generally derives net sales from these types of arrangements based on a percentage of the revenue generated from products sold. Accordingly, the rate of the Company's net sales growth in future periods may be affected by the mix of outsourcing arrangements which are in place from time to time. Outsourcing represented 12.2% and 9.8% of the Company's sales in fiscal 1995 and fiscal 1996, respectively.

     Generally, pricing in the microcomputer and related products industry is very aggressive. The Company expects pricing pressures to continue and that it will be required to reduce its prices to remain competitive. Such a reduction could have a material adverse effect on the Company's financial condition and results of operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected consolidated statement of earnings data as a percentage of net sales:

                                                                                     THREE
                                                                                 MONTHS ENDED
                                                        YEAR ENDED JUNE 30,      SEPTEMBER 30,
                                                       ---------------------     -------------
                                                       1994    1995    1996      1995    1996
                                                       -----   -----   -----     -----   -----
    Net sales........................................  100.0%  100.0%  100.0%    100.0%  100.0%
    Costs of goods sold..............................   84.6    84.6    85.8      85.8    86.4
                                                       -----   -----   -----     -----   -----
    Gross profit.....................................   15.4    15.4    14.2      14.2    13.6
    Selling, general and administrative expenses.....   13.9    13.0    11.4      11.5    10.6
                                                       -----   -----   -----     -----   -----
    Earnings from operations.........................    1.5     2.4     2.8       2.7     3.0
    Non-operating expense (income), net..............    0.3     0.3     0.0       0.1     0.0
                                                       -----   -----   -----     -----   -----
    Earnings before income taxes.....................    1.2     2.1     2.8       2.6     3.0
    Income tax expense...............................    0.3     0.8     1.1       1.0     1.2
                                                       -----   -----   -----     -----   -----
    Net earnings.....................................    0.9%    1.3%    1.7%      1.6%    1.8%
                                                       =====   =====   =====     =====   =====

THREE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1995

     Net Sales. Net sales increased $31.6 million, or 44.7%, to $102.4 million in the first quarter of fiscal 1997 from $70.8 million in the first quarter of fiscal 1996. The Company's net sales are comprised of two components: direct marketing sales and sales from outsourcing arrangements with manufacturers and third-party marketers. Sales derived from direct marketing increased $30.0 million, or 47.8%, to $92.8 million in the first quarter of fiscal 1997 from $62.8 million in the first quarter of fiscal 1996. The increase in direct marketing sales resulted primarily from the increased demand for notebook computers, the continued shift to business customers (including education and government entities) and the corresponding increase in average order size of 22.4% to $751 in the first quarter of fiscal 1997 compared to $617 in the first quarter of fiscal 1996, as well as the continued building of the Company's customer base. The sales increase occurred despite a decrease in the "Insight" catalog circulation from 3.3 million in the first quarter of fiscal 1996 to 3.1 million in the first quarter of fiscal 1997. The Company is refining its circulation strategy with the goal of more efficiently targeting its business customer audience and improving the profitability and return on investment of its marketing activities. Sales derived from outsourcing arrangements increased $1.6 million, or 19.6%, to $9.6 million in the first quarter of fiscal 1997 from $8.0 million in the first quarter of fiscal 1996. The increase in sales from outsourcing services resulted from the addition of outsourcing contracts with manufacturers and increased sales from existing outsourcing arrangements.

     Gross Profit. Gross profit increased $3.9 million, or 39.0%, to $13.9 million in the first quarter of fiscal 1997 from $10.0 million in the first quarter of fiscal 1996. As a percentage of sales, gross margin decreased from 14.2% in the first quarter of fiscal 1996 to 13.6% in the first quarter of fiscal 1997. The gross margin on the Company's direct marketing sales decreased due to industry pricing pressure, but was partially offset by the Company's ability, as a result of its increased volume and financial position, to take advantage of vendor discounts, rebates and bulk purchasing opportunities. In addition, the Company's decision to eliminate its private label line and instead emphasize other name brand computers has had a negative impact on the gross margin, although the cost savings from this decision have positively affected earnings from operations. Sales of Insight-brand computers accounted for 11% of sales in the first quarter of fiscal 1996, but did not account for any sales in the first quarter of fiscal 1997. Additionally, the Company has experienced significant growth in the name brand microcomputer category which carries a lower gross margin. The Company expects gross margins to continue to decline in fiscal 1997 primarily due to the continued shift in product mix and to industry-wide pricing pressures. The gross margin on the Company's outsourcing business also declined primarily as a result of a decrease in the Company's service-based outsourcing business, which has margins that are higher than those in other outsourcing arrangements.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.8 million, or 34.1%, to $10.9 million in the first quarter of fiscal 1997 from $8.1 million in the first quarter of fiscal 1996, and decreased as a percentage of net sales to 10.6% in the first quarter of fiscal 1997 from 11.5% in the first quarter of fiscal 1996. The decline was primarily attributable to the Company's continued shift in marketing strategy, the elimination of higher general and administrative expenses associated with the Insight-brand computers and increased economies of scale as general and administrative expenses were allocated over a greater net sales base. In addition, the Company decreased circulation of catalogs, reduced more expensive advertising in computer publications and received greater cooperative marketing reimbursements from manufacturers.

     During the fourth quarter of fiscal 1995, the Company adopted the American Institute of Certified Public Accountants Statement of Position 93-7, "Reporting on Advertising Costs" (SOP 93-7). SOP 93-7 requires the capitalization and amortization of direct response advertising costs over their expected revenue stream, generally three months. This adjustment resulted in a net increase of $143,000 and a net deferral of $85,000 of advertising costs for the three months ended September 30, 1996 and 1995, respectively.

     Non-Operating Expense (Income), net. Non-operating expense (income), net, which consists primarily of interest, changed from $79,000 of interest expense, net in the first quarter of fiscal 1996 to $45,000 of interest income, net in the first quarter of fiscal 1997. Interest expense primarily relates to borrowings under the Company's line of credit which have been necessary to finance the Company's growth. Interest expense has decreased as a result of the use of the net proceeds from Insight's initial and second public offerings in January 1995 and November 1995. Additionally, the interest expense associated with the Company's new facility has been capitalized. Interest income is generated by the Company through overnight investments in government repurchase agreements with a financial institution acting as the principal.

     Income Tax Expense. The Company's effective tax rate was 39.6% in each of the quarters ended September 30, 1996 and 1995.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales increased $97.9 million, or 40.0%, to $342.8 million in fiscal 1996 from $244.9 million in fiscal 1995. Sales derived from direct marketing increased $94.3 million, or 43.9%, to $309.3 million in fiscal 1996 from $215.0 million in fiscal 1995. This increase resulted primarily from an increase in the number of account executives from 239 to 321, increased emphasis on outbound telemarketing, a more than doubling in "Insight" catalog circulation from 5,740,000 to 12,880,000, and an increase in the Company's customer base and average order size. A significant factor in the average order size increase was an increase in sales of notebook computers. Sales derived from outsourcing arrangements increased $3.6 million, or 12.0%, to $33.5 million in fiscal 1996 from $29.9 million in fiscal 1995. The increase in outsourcing sales resulted from increased sales from existing outsourcing arrangements and the addition of new outsourcing contracts with manufacturers and retailers, offset in part by a de-emphasis of sales to third-party marketers and the termination of outsourcing services provided to Ambra, a subsidiary of IBM.

     Gross Profit. Gross profit increased $10.7 million, or 28.2%, to $48.5 million in fiscal 1996 from $37.8 million in fiscal 1995. As a percentage of sales, gross margin decreased from 15.4% in fiscal 1995 to 14.2% in fiscal 1996. The gross margin on the Company's direct marketing sales decreased due to industry pricing pressures but was partially offset by the Company's ability, as a result of its increased volume and financial position, to take advantage of vendor discounts, rebates and bulk purchasing opportunities. In addition, the Company's decision to eliminate its private label computer line and instead emphasize other name brand computers has had a negative impact on the gross margin, although the cost savings from this decision has positively affected operating margins. Sales of Insight-brand computers accounted for 21% of sales in fiscal 1995 but only 3% of sales in fiscal 1996. Additionally, the Company experienced significant growth in the notebook category which carries a lower gross margin. The gross margin on the Company's outsourcing business also declined primarily as a result of the loss of the Company's outsourcing business with Ambra, which had a higher gross margin than other outsourcing arrangements.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.1 million, or 22.3%, to $38.9 million in fiscal 1996 from $31.8 million in fiscal 1995, but decreased as a percent of sales to 11.4% in fiscal 1996 from 13.0% in fiscal 1995. This decline was attributable to increased economies of scale, a $137,500 reduction in compensation expense and the Company's continued shift in its marketing strategy, including the reduction in advertising costs as a percent of sales due to the increase in cooperative marketing reimbursements from manufacturers and a reduction of more expensive advertising in computer publications. These decreases were partially offset by additional costs associated with an increase in catalog circulation, the number of account executives and losses experienced in the initial months of new outsourcing contracts.

     During the fourth quarter of fiscal 1995, the Company adopted the American Institute of Certified Public Accountants Statement of Position 93-7, "Reporting on Advertising Costs" (SOP 93-7), that requires the capitalization and amortization of direct response advertising costs over their expected revenue stream (generally three months). This adjustment resulted in deferrals of advertising costs of $143,000 and $214,000 in fiscal 1996 and fiscal 1995, respectively.

     Non-Operating Expense, net. Non-operating expense, net, which consists primarily of interest expense, decreased from $633,000 in fiscal 1995 to $136,000 in fiscal 1996. Interest expense primarily relates to borrowings under the Company's line of credit which have been necessary to finance the Company's growth. Interest expense has decreased because of Insight's initial and second public offerings in January 1995 and November 1995 and a more favorable interest rate available to the Company under its new credit facility entered in June 1995. Additionally, the interest expense associated with the Company's new facility has been capitalized.

     Income Tax Expense. The Company's effective tax rate was 39.6% in each of fiscal 1996 and 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

     Net Sales. Net sales increased $74.5 million, or 43.8%, to $244.9 million in fiscal 1995 from $170.4 million in fiscal 1994. Sales derived from direct marketing increased $67.5 million, or 45.8%, to $215.0 million in fiscal 1995 from $147.5 million in fiscal 1994. This increase resulted primarily from a more than doubling in catalog circulation ("Insight" and outsourcing) from 3,363,000 to 7,451,000, added account executives and the continued building of the Company's customer base. Sales from outsourcing arrangements increased $7.0 million, or 30.6%, to $29.9 million in fiscal 1995 from $22.9 million in fiscal 1994. The increase in outsourcing sales resulted from increased sales from existing outsourcing arrangements and the addition of new outsourcing contracts with manufacturers and retailers, offset in part by a de-emphasis of sales to third-party marketers and the termination of outsourcing services provided to Ambra, a subsidiary of IBM.

     Gross Profit. Gross profit increased $11.6 million, or 44.3%, to $37.8 million in fiscal 1995 from $26.2 million in fiscal 1994. As a percentage of sales, gross margin remained constant at 15.4% in fiscal 1995. Gross margin on the Company's direct marketing sales decreased due to increased industry pricing pressures, but was offset by the Company's ability to take advantage of vendor payment term discounts, increased bulk purchasing opportunities and increased price protection received from vendors. Additionally, gross margin was positively affected by the Company's new outsourcing business with Ambra, a subsidiary of IBM, which had higher gross margin than its other outsourcing arrangements since the Company did not maintain inventory and did not ship products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.1 million, or 34.1%, to $31.8 million in fiscal 1995 from $23.7 million in fiscal 1994, but decreased as a percent of sales to 13.0% in fiscal 1995 from 13.9% in fiscal 1994. This decline was attributable to increased economies of scale, a $927,000 reduction in compensation expense and the Company's continued shift in its marketing strategy, including the increase in circulation of catalogs offset by an increase in cooperative marketing reimbursements from manufacturers and a reduction in advertising costs as a percent of sales. These declines were partially offset by additional costs associated with an increase in the number of account executives and the addition of new outsourcing contracts which typically incur operating losses during their initial months of operation.

     During the fourth quarter of fiscal 1995, the Company adopted the American Institute of Certified Public Accountants Statement of Position 93-7, "Reporting on Advertising Costs" (SOP 93-7), that requires the capitalization and amortization of direct response advertising costs over their expected revenue stream (generally three months). This adjustment resulted in deferrals of advertising costs of $214,000 in fiscal 1995.

     Non-Operating Expense, net. Non-operating expense, net, which consists primarily of interest expense, increased from $409,000 in fiscal 1994 to $663,000 in fiscal 1995. This increase was due to increased borrowings under the Company's line of credit incurred to finance the Company's growth.

     Income Tax Expense. The Company's effective tax rate for fiscal 1995 was 39.6%. On June 30, 1994, a corporate reorganization occurred in which certain corporations owned by individuals who at that time were the Company's sole stockholders became subsidiaries of the Company. The subsidiaries elected to be treated as S corporations for federal income taxes prior to June 30, 1994 and, accordingly, were not subject to federal and state income taxes. At June 30, 1994, these subsidiaries terminated their S corporation elections and became subject to federal and state income taxes. Accordingly, the primary difference between the Company's effective tax rate of 39.6% and the tax rate shown on the financial statements of 27.2% in fiscal 1994 relates to income tax expense that would have been incurred by these S corporation subsidiaries had they been taxed as C corporations.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has historically experienced, and expects to continue to experience, seasonal fluctuations in its net sales, earnings from operations and net earnings. As the Company continues to increase its percentage of sales from business, education and government markets, management believes that the Company's quarterly net sales will be less impacted by seasonality. The following table sets forth certain quarterly information for the Company's two most recent fiscal years and the first quarter of fiscal 1997:

                                                                                                                        FISCAL
                                                  FISCAL 1995                              FISCAL 1996                   1997
                                     --------------------------------------   --------------------------------------   --------
                                      SEPT.      DEC.      MAR.      JUNE      SEPT.     DEC.      MAR.       JUNE      SEPT.
                                       30,        31,       31,       30,       30,       31,       31,       30,        30,
                                      1994       1994      1995      1995      1995      1995      1996       1996       1996
                                     -------    -------   -------   -------   -------   -------   -------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..........................  $53,726    $66,384   $64,238   $60,605   $70,777   $76,431   $94,655   $100,950   $102,383
Gross profit.......................    8,921     10,014     9,848     9,066    10,038    11,036    13,431     14,016     13,949
Earnings from operations...........    1,162      1,615     1,517     1,707     1,899     2,094     2,673      2,938      3,030
Net earnings.......................  $   596    $   840   $   833   $   955   $ 1,099   $ 1,232   $ 1,599   $  1,790   $  1,858
Net earnings per share.............  $  0.22(1) $  0.27   $  0.20   $  0.21   $  0.24   $  0.24   $  0.29   $   0.31   $   0.32
Shares used in per share
  calculation......................    3,092      3,092     4,123     4,539     4,645     5,202     5,585      5,727      5,823

---------------
(1) Pro forma net earnings per share for the quarter ended September 30, 1994 of $0.22 includes the impact of pro forma adjustments as described in Note 15 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended June 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     In January 1995, the Company completed its initial public offering of Common Stock. The Company received approximately $11.9 million, net of underwriting discounts, commissions and offering expenses. The Company primarily used the proceeds to repay indebtedness under its then-existing line of credit and to repay certain stockholder loans.

     In November 1995, the Company completed a second public offering of Common Stock. The Company received approximately $16.6 million, net of underwriting discounts, commissions and offering expenses. The Company used a substantial portion of the net proceeds to repay amounts outstanding under the line of credit. The balance of the net proceeds from that offering were used for general corporate purposes.

     In November 1996, the Company completed a third public offering of Common Stock. The Company received approximately $36.92 million, net of underwriting discounts and commissions, but before deducting estimated offering expenses of $350,000, which are payable by the Company. The Company plans to use the net proceeds from that offering for general corporate purposes, including working capital, capital expenditures, facilities expansion, and potential acquisitions of businesses to expand or complement its operations.

     The Company's primary capital needs have been to fund the working capital requirements and capital expenditures necessitated by its sales growth. During fiscal 1996, the Company's capital expenditures totaled approximately $4.9 million primarily for the purchase of 17 acres of vacant land and the construction, in progress, of a facility on that site which will consolidate its sales, executive and administrative functions. Construction is expected to be completed in fiscal 1997. Based on current plans, the Company estimates that it will incur approximately $11 million in capital expenditures, the majority of which will be incurred in fiscal 1997, related to the acquisition of the land and constructing and equipping the facility. Capital expenditures for the first three months of fiscal 1997 were approximately $3.0 million.

     The Company's net cash provided by operating activities was $6.8 million for the three months ended September 30, 1996 as compared to $7.9 million used in operating activities for the three months ended September 30, 1995. The positive cash flow in the current year is primarily due to a $3.4 million increase in accounts payable net earnings of $1.8 million and a $.9 million decrease in inventory.

     Cash flows from operations generally have been negative due primarily to increases in accounts receivable and inventories necessitated by the sales growth of the Company and the continued shift from sales to the home market to sales in the business, education and government markets. Accounts receivable have increased primarily due to an increase in open account purchases by commercial customers due to the Company's continued efforts to increase its sales to end users in the business, education and government markets as well as the overall Company sales increase. The Company's net cash used by operating activities was $7.7 million for fiscal 1996, including $25.8 million and $4.5 million to fund the increase in account receivables and inventories, respectively. These increases were primarily funded with the proceeds from the public offerings of Common Stock and an increase of trade accounts payable of $14.3 million.

     In June 1995, the Company entered into a new $30 million credit facility with a finance company. The agreement provides for cash advances outstanding at any one time up to a maximum of $22.5 million on the line of credit, subject to limitations based upon the Company's eligible accounts receivable and inventories. As of June 30, 1996, the Company had no outstanding balance under its line of credit, and $22.5 million was available under the line of credit at that date. Cash advances bear interest at the London Interbank Offered Rate (LIBOR) plus 1.90% (7.37% at June 30, 1996) payable monthly. The additional $7.5 million of the credit facility is used to facilitate the purchases of inventories from certain vendors and is classified on the balance sheet as accounts payable. The credit facility expires in June 1998. The line is secured by substantially all of the assets of the Company. The line of credit contains various covenants including the requirement that the Company maintain a specified dollar amount of tangible net worth.

     The Company's future capital requirements include financing the growth of working capital items such as accounts receivable and inventories, the construction of the Company's sales and administrative facility, and the purchase of equipment, furniture and fixtures. The Company anticipates that cash flow from operations, amounts available under its existing line of credit and the proceeds of this offering should be adequate to support the Company's presently anticipated cash and working capital requirements through the foreseeable future.

INFLATION

     Management does not believe that inflation has had a material effect on the Company's results of operations during the past three fiscal years.

NEW ACCOUNTING STANDARD

     Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123) requires that companies can elect to account for stock-based compensation plans using a method based upon fair value or can continue measuring compensation expense for those plans using the "intrinsic value method" prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Companies electing to continue using the intrinsic value method must make pro forma disclosures in fiscal 1997 of net earnings and earnings per share as if the "fair value based method" had been applied. The Company will continue using APB 25; therefore, SFAS 123 is not expected to have an impact on the Company's results of operations or financial position.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

     Insight is a leading direct marketer of microcomputers, peripherals and software. The Company markets primarily to small and medium-sized enterprises ("SMEs"), comprised of 10 to 1,000 employees, through a combination of targeted direct mail catalogs, advertising in computer magazines and publications and a strong outbound telemarketing sales force. The Company offers an extensive assortment of more than 20,000 SKUs of microcomputer hardware and software including such popular name brands as AST, Hewlett-Packard, IBM, Microsoft, Seagate, Toshiba and Western Digital. Insight's aggressive marketing strategies, knowledgeable sales force and streamlined distribution, together with its advanced proprietary information system, have resulted in high customer loyalty and strong, profitable growth.

INDUSTRY BACKGROUND

     According to industry data published in August 1996, domestic sales of microcomputers, peripherals, software and accessories reached $64.3 billion in 1995. Such sales are projected to reach $131.1 billion in 1999, representing a compound annual growth rate of 20%. The Company believes that the sales of microcomputers and related products have increased principally as a result of the following: (i) decreases in prices of microcomputers, peripherals and software resulting primarily from intense competition among manufacturers, retailers and resellers; (ii) improvements in microcomputer hardware performance and development of new software applications; (iii) increased use of microcomputers by businesses, education institutions and governments; (iv) increased user familiarity with microcomputers; (v) rapid technological advances and resulting short product life cycles; and (vi) the emergence of industry standards and component commonality.

     The market for microcomputers and related products is served by a variety of distribution channels, and intense competition for market share has forced microcomputer manufacturers to seek new channels through which to distribute their products. According to industry data, the direct marketing channel is one of the fastest growing segments of the U.S. PC product resellers market, and is expected to increase at a compound annual growth rate of 23% from $4.8 billion in 1995 to $11.2 billion in 1999.

     Many individuals and businesses, increasingly familiar with microcomputers, seem to have become more receptive to direct marketing and now make their purchase decisions based primarily on product selection and availability, price, convenience and customer service. Direct marketers generally are able to offer broader product selection, lower prices and greater purchasing convenience than traditional retail stores.

     The Company believes new entrants into the direct marketing channel must overcome a number of significant barriers to entry, including the time and resources required to build a customer base of sufficient size, quality and responsiveness for cost-effective circulation, the significant investment required to develop the information and operating infrastructure required for a direct catalog marketer, the advantages enjoyed by larger established competitors in terms of purchasing and operating efficiencies, the established relationships of manufacturers who may be reluctant to allocate product and cooperative advertising funds to additional participants and the difficulty of identifying and recruiting management personnel with significant relevant experience.

     The Company believes that it will continue to benefit from industry changes as a cost-effective provider of a full range of microcomputer and related products through direct marketing. The Company believes that traditional distribution channels, such as retail stores, have not satisfied the key customer purchase criteria of product selection and availability, price, convenience and service, thus creating an opportunity for growth of direct marketers of microcomputer products such as the Company.

OPERATING STRATEGY

     The Company's objective is to become the leading direct marketer of microcomputer and related products to the computer literate end-user. The key elements of the Company's strategy are as follows:

     Small to Medium-Sized Enterprises (SME) Market Focus. The Company targets the SME market, businesses with 10 to 1,000 employees, which it believes is one of the most valuable segments of the computer market. The Company's operating model positions it to more effectively serve this business segment of the market through its extensive product selection, high service levels, cost-effective distribution system, and technological innovation. The Company believes these business customers represent the most attractive segment of the industry because they demand leading, high-performance technology products, purchase frequently, are value conscious and require less technical support.

     Targeted Marketing. The Company has continued to increase its focus on outbound telemarketing and, to this end, has increased the number of account executives at a compound annual rate of 33% over the last four years to 321 in fiscal 1996. To support this effort, the Company has prioritized its database, assigned account responsibility and enhanced sales training. In addition, the Company is refining its circulation strategy to more efficiently target its business customer audience and improve the profitability and return on investment of its catalog operations. The Company continues to offer its products through integrated direct marketing that includes print, direct mail, catalogs, inbound and outbound telemarketing, electronic marketing such as the Internet, package inserts and fax broadcasts.

     Building Customer Loyalty. The Company strives to create a strong, long-term relationship with its customers to increase the productivity of its existing accounts, encourage repeat buying and ensure customer satisfaction. The Company believes that a key to building customer loyalty is a team of knowledgeable and empowered account executives backed by a strong technical and support staff. Most business customers are assigned a trained account executive who handles customer orders, notifies them of products and services that may be of specific interest and acts as a liaison between the customer and the rest of the Company. The Company believes these strong one-on-one relationships improve the likelihood that the customer will consider the Company for future purchases. Product support technicians are available to customers and account executives during an extended workday. As a result of this effort, more than 50% of the Company's orders in each of fiscal 1995 and fiscal 1996 were placed by customers who had previously purchased products from the Company.

     Broad Selection of Branded Products. The Company provides the convenience of one-stop shopping by offering its customers a broad, comprehensive selection of more than 20,000 computer and computer-related products primarily based on the Wintel standard. The Company has received authorization from and offers brand name products of vendors, including, among others, AST, Hewlett-Packard, IBM, Microsoft, Seagate, Toshiba and Western Digital. The Company's breadth of product offering combined with its efficient, high-volume and cost-effective direct marketing practices allow it to offer its customers competitive prices. The Company has developed "direct-ship" programs with some of its suppliers through the use of electronic data interchange, allowing it to expand further its product offerings without increasing its inventory and handling costs or exposure to inventory risk.

     Efficient Technologically-Driven Operator. The Company has developed a highly refined operating model to support an efficient fulfillment and distribution infrastructure. The Company's business model has yielded inventory turns approximating 21 times for each of the past three fiscal years. The Company also uses technologically advanced, proprietary, real-time information systems to enhance the integration of its sales, distribution and accounting functions, with the goal of lowering operating expenses and further improving customer service and satisfaction levels. To minimize its inventory exposure, the Company uses a variety of inventory control procedures and policies, including automated just-in-time management and electronic drop-ship programs with vendors. In addition, the Company uses other automated systems involving telephone, credit card processing, and electronic catalog production to further streamline operations and to continue to improve profitability and increase customer satisfaction. The Company has leveraged these core operating competencies by offering outsourcing of direct marketing services to leading manufacturers and expects to continue to opportunistically leverage these capabilities in the future.

GROWTH STRATEGY

     The Company's growth strategy is to increase sales and earnings by (i) increasing penetration of its existing customer base, (ii) leveraging its existing infrastructure, (iii) expanding its product offerings and customer base and (iv) utilizing its emerging technologies.

     Increase Penetration of Existing Customer Base. The Company seeks to become the primary source of computer and related products to its target market. To achieve this goal, the Company's principal focus going forward will be to increase penetration of existing accounts by developing the ranks of account executives who focus on outbound telemarketing opportunities. The Company believes proactive account management and the assignment of individual account executives, dedicated to developing closer relationships with active business customers, will enable it to increase the volume, frequency and breadth of the business. The Company has more than tripled the number of its account executives since 1992 to 388 at the end of the first quarter of fiscal 1997, a substantial portion of which are dedicated to outbound telemarketing. In addition, the Company has added four high-level sales managers to its management team in order to enhance sales productivity. The Company continues to prioritize its customer database to better understand and service its customers and to expand the long-term nature of its customer relationships.

     Leverage Existing Infrastructure. The Company has expended considerable resources to develop its infrastructure to support its planned growth. Since the end of fiscal 1995, the Company has added four senior sales managers, increased the number of its account executives by 149, invested in system upgrades and improvements and begun construction of a new sales and administrative facility. The Company believes that these investments should allow the Company to increase its sales without a corresponding increase in selling, general and administrative expenses. The Company expects to continue to reduce its selling, general and administrative expenses as a percent of sales to further improve profitability through increased productivity of the new account executives, cost-effective marketing, and economies of scale. In addition, the Company has developed strong relationships with its vendors and continues to reduce advertising expenses through increases in cooperative marketing reimbursements. The Company intends to continue to leverage its core operations by offering outsourcing of direct marketing services to leading manufacturers of microcomputer and related products.

     Expand Product Offering and Customer Base. The Company offers an extensive assortment of products and has recently expanded its offerings through the use of its proprietary technology which enables the Company to maintain a "virtual inventory" through real-time access to vendor products via electronic data interchange. The Company will continue to expand its product offerings through increased use of the electronic drop-ship programs with vendors as well as seeking new product authorizations as they become available to direct channels. In addition, the Company, from time to time, analyzes acquisition opportunities that would further expand and enhance its existing product offerings to the business customer. The Company seeks to acquire new accounts through targeted catalog mailings, its outbound telemarketing force, and its other marketing strategies.

     Utilize Emerging Technologies. The Company believes it has historically been a leader in creating and capitalizing on emerging technologies within direct marketing, and it expects to continue to capitalize on such new advances. The Company has begun to and expects to continue to utilize emerging marketing and distribution channels such as the Internet and on-line computer services to distribute product information, provide product support, generate sales and obtain additional customer leads. The Company believes that its business customer audience is technologically sophisticated and will be early adopters of such services. These new distribution channels continue to increase the scope of the Company's marketing efforts, and management believes that they will lead to increased sales and profitability. In particular, the Company believes that its direct marketing capabilities will provide it a competitive advantage in the rapidly expanding Internet commerce channel. The Company expects to further utilize its direct marketing expertise in order fulfillment and distribution to take advantage of these new direct marketing channels as they continue to develop.

MARKETING AND CUSTOMERS

     The Company sells its products through the direct marketing channel. The Company's marketing programs are designed to attract new customers and to stimulate additional purchases from existing customers. Through its marketing programs, the Company emphasizes its broad product offering, competitive pricing, fast delivery, customer support and multiple payment options. The Company uses a number of marketing techniques to reach existing and prospective customers including catalogs, outbound telemarketing, advertising and specialty marketing programs.

     Outbound Telemarketing. The Company maintains a core group of outbound telemarketing account executives who contact specified customers on a systematic basis to generate additional sales. In addition, when time permits, these account executives utilize various prospecting techniques in order to increase the size of their customer base. The Company believes that SMEs respond favorably to a one-on-one relationship with personalized, well-trained account executives. Once established, these one-on-one relationships are maintained and enhanced through frequent telecommunications and supplemented by customized marketing materials designed to meet each customer's specific computing needs. At September 30, 1996, the Company employed 388 account executives, an increase of 75% from 222 account executives at September 30, 1995, a substantial portion of which are focused on outbound marketing.

     Catalogs. The Company's catalogs are mailed to the Company's customers and to potential customers. During fiscal 1995 and 1996, the Company published and distributed 5.7 million and 12.9 million catalogs, respectively. The Company publishes three separate catalogs: a business catalog for SMEs and the education and government markets; a network catalog for technology managers; and a general catalog for non-business customers. Active customers receive a catalog several times a year depending on their purchasing history. Each catalog provides detailed product descriptions, manufacturers' specifications, pricing and the Company's service and support features. As part of its outsourcing services, the Company also produces catalogs for certain manufacturers. These catalogs are circulated periodically, and for select manufacturers, the catalog is inserted into the manufacturer's product packaging.

     The Company's catalog circulation strategy is supported by sophisticated database marketing techniques which identify customer needs through the collection, analysis and delivery of customer and prospect information. Detailed demographic, psychographic and behavioral data collected from internal and external sources, allows the Company to create a composite picture of the best customers and prospects.

     Advertising. The Company places advertising in selected personal computer and trade magazines, such as Computer Shopper and PC Magazine. These color advertisements provide detailed product descriptions, manufacturers' specifications and pricing information, and emphasize the Company's service and support features. The Company uses 800-INSIGHT as the phone number in its advertising as part of its brand awareness strategy. The Company also advertises its sales oriented Web site through independent content providers on commercial on-line services such as C/Net(@), AudioNet(@), Computer News Daily(@), and Computer Shopper(@).

     Specialty Marketing. Specialty marketing includes direct mail, other inbound and outbound telemarketing services, bulletin board services, "fax on demand" services, package inserts and fax broadcasts. The Company also communicates with customers through the emerging technology of the Internet. The Company has developed, and continuously updates, a Web site that features selected product offerings and specials and other useful information.

     Cooperative Marketing. The Company enters into cooperative marketing agreements with product manufacturers. Under these agreements, the Company places advertisements in catalogs and personal computer and trade magazines that feature the manufacturer's product. The manufacturer may provide a mailing list and generally reimburses the Company through discounts, advertising allowances, price protections and rebates. No assurance can be given that the Company will continue to receive such incentives or that it will be able to collect outstanding amounts relating to these incentives in a timely manner or at all. A reduction in or discontinuance of, a significant delay in receiving, or the inability to collect such incentives could have a material adverse effect on the Company's business, results of operations and financial condition.

See "Risk Factors -- Reliance on Vendors; Allocation of Goods." Additionally, the Insight logo and telephone number are included in promotions by selected manufacturers and incoming calls are handled by Insight account executives. The Company believes that cooperative marketing leverages the Company's marketing reach and builds relationships with leading manufacturers. Cooperative marketing reimbursements totaled $5.7 million in fiscal 1995 and $10.0 million in fiscal 1996.

     Customers. The Company currently maintains an extensive database of customers and potential customers. Based on dollar volume, approximate percentages of net sales for fiscal 1996 to end-users in the Company's four major market segments were as follows: business - 64%, education institutions - 8%, government organizations - 5%, and home - 23%. The percentage of sales to business customers has increased from 54% in fiscal 1995. No single customer accounted for more than 3% of net sales during fiscal 1996.

SALES

     Insight believes that its ability to establish and maintain long term relationships and to encourage repeat purchases is dependent, in part, on the strength of its account executives. Because its customers' primary contact with the Company is through its account executives, the Company is committed to maintaining a qualified and knowledgeable sales staff.

     The Company emphasizes recruiting and training high-quality personnel. New account executives are required to participate in an extensive training program to develop proficiency and knowledge of the Company's products. This program consists of class work focusing on technical product information, sales and customer service and inbound and outbound sales experience. Additionally, the Company, in conjunction with product manufacturers and distributors, sponsors mandatory, weekly training sessions introducing new products and emphasizing fast-selling products. The Company also has a training program which seeks to refine sales skills and introduce new policies and procedures. The Company's main sales division is open 365 days a year, 24 hours a day.

     Each account executive is responsible for building a customer base. Most first time callers are assigned to an account executive. All subsequent incoming calls from that customer are then directed to this account executive. The Company's information system allows on-line retrieval of relevant customer information, including the customer's history and product information, including list price, cost and availability, as well as upselling and cross-selling opportunities. The account executive is empowered to negotiate sales prices and is compensated based upon the gross profit dollars generated. Most account executives also make outbound sales calls to customers. If required, a technical product engineer can be conferenced into any customer telephone call to provide additional assistance.

     The Company attributes its high inbound call volume and favorable repeat orders in part to the strength of its account executives. During fiscal 1995 and 1996, more than 50% of the Company's orders were placed by repeat customers. The Company has established a dedicated sales division focusing on business, education and government accounts. These account executives have been promoted from the direct inbound sales division or have been hired directly into this position and have demonstrated the experience needed to interact with sophisticated purchasing agents and the management information staffs of larger organizations.

     The Company has experienced an increase in average order size of 9.7% from $598 in fiscal 1995 to $656 in fiscal 1996. This increase in average order size is primarily attributable to the increased sales of high-end notebooks and was partially offset by decreasing prices on many products offered by the Company and the lower average order size associated with the Company's outsourcing programs, which tend to feature accessory and peripheral products.

MERCHANDISING

     The Company offers microcomputers, hardware and software products. The following chart provides information regarding selected products offered by the Company during fiscal 1995 and fiscal 1996:

                                  PERCENTAGE OF NET SALES
                             ---------------------------------
    PRODUCT CATEGORIES            1995               1996             SELECTED PRODUCT MANUFACTURERS
---------------------------  --------------     --------------     -------------------------------------
Microcomputers:
  Name brand...............        13%                29%          AST                Texas Instruments
                                                                   IBM                Toshiba
  Insight-brand............        21%                 3%          Insight
Hard disk drives...........        24%                23%          Fujitsu            Seagate
                                                                   Quantum            Western Digital
Memory.....................         6%                 9%          IBM                PNY
                                                                   Kingston           Toshiba
Monitors/Video.............        10%                 7%          CTX                NEC
                                                                   Mag Innovision     ViewSonic
Network/Connectivity.......         3%                 6%          Cisco              3Com
                                                                   Intel              U.S. Robotics
Printers...................         7%                 5%          Canon              Hewlett-Packard
                                                                   Epson              Panasonic
Multimedia.................         6%                 5%          Creative Labs      Sony
                                                                   Plextor            TEAC
Software...................         4%                 5%          Corel              Microsoft
                                                                   Lotus              Novell
Miscellaneous..............         6%                 8%          American Power     Colorado Memory
                                                                     Conversion       Intel

     Name brand microcomputers, including notebooks, are the fastest growing product category of the Company representing 29% of net sales in fiscal 1996, up from 13% of net sales in fiscal 1995. The growth of this product category is due to the increasing acceptance of the use of notebooks by the business customer, the Company's emphasis on the sale of name brand microcomputers and the elimination of Insight-brand microcomputers during the second quarter of fiscal 1996. Insight-brand microcomputers decreased from 21% of net sales in fiscal 1995 to 3% of net sales in fiscal 1996, and memory and network/connectivity products increased as a percentage of net sales from 6% to 9% and 3% to 6% in fiscal 1995 and 1996, respectively, due to computing needs as well as improved price to performance values.

     The Company selects its products based upon existing and proven technology. The Company does not introduce a new product until it believes that a sufficient market has developed for such product. The Company's product managers and buyers evaluate new products and the effectiveness of existing products and select products for inclusion in its marketing based upon product features, quality, sales trend, price, margins and warranties. As a result of the Company's goal to offer the latest in technology, the Company quickly replaces slower selling products with new products. The Company offers more than 20,000 computer and computer-related products primarily based on the Wintel standard.

     More than 50% of the Company's orders in each of fiscal 1995 and fiscal 1996 were placed by repeat customers who had previously purchased products from the Company.

SERVICE AND SUPPORT

     Insight believes it achieves high levels of customer satisfaction. The Company's dedication to prompt, efficient customer service and technical support are important factors in customer retention and overall satisfaction.

     Toll-Free Technical Support. The Company provides toll-free technical support to its customers six days each week. Product support technicians assist customers with questions concerning compatibility, installation, determination of defects and general questions of product use. The product support technicians authorize customers to return defective or incompatible products to either the manufacturer or to the Company for warranty service.

     Fast Product Delivery. Utilizing the Company's proprietary information system, customer orders are sent to the Company's distribution center for processing immediately after they are credit approved. Federal Express has set up its own packing facility within the Company's distribution facility and integrated its labeling and tracking system into the Insight information system to ensure prompt delivery. The Company ships most of its orders on the day the orders are received at the distribution center. For an extra delivery charge, the Company's customers can receive products on the same day the customer places the order for deliveries within certain large metropolitan areas.

     Specialty Communications. Company employees use the Internet network to enhance customer support and inter-business correspondence. The network access provides a convenient communication device enabling customers to contact their sales, customer service and technical support representatives via text-based messages. The customer receives a message via electronic mail immediately upon shipment to confirm that the order has been shipped.

     Warranties and Product Returns. The majority of the products marketed by the Company are warranted by the manufacturer. The Company usually requests that customers return their defective products directly to the manufacturer for warranty service. On selected products and for selected customer services reasons, the Company accepts returns directly from the customer and then either credits the customer or ships the customer a similar but usually previously repaired product from the Company's inventory. The Company offers a limited 30-day money back guarantee for all unopened products and selected opened products, and selected products are subject to restocking fees. The returned products are quickly processed and returned to the manufacturer for repair, replacement or credit to the Company. Products that can not be returned to the manufacturer for warranty processing are sold at a discount through a local retail outlet and through the Company's Web site, which helps to minimize losses to the Company from returned products.

TECHNOLOGY BASED OPERATIONS

     The Company believes its implementation of advanced technological systems provides competitive advantages by increasing the productivity of its account executives, delivering more efficient customer service and reducing order processing and inventory costs. The Company's account executives can access the information system to obtain (i) a customer history, (ii) the cost and availability of the current order, (iii) the compatibility of products ordered, and (iv) cross-selling and up-selling opportunities based upon products ordered. The Company believes that the information available to the Company's account executives empowers them to make better decisions, provide superior customer service and increase overall profitability. In addition, in connection with the construction of the Company's new sales and administrative facility, the Company is making a substantial investment in computer, telecommunication and other technology. The Company believes that its investment in such technology will continue to improve its efficiency, substantially increase redundancy in the Company's management information systems and make available back-up systems and generators that will help to minimize the impact of any interruption in the Company's management information systems or telecommunication systems.

     The Company has integrated its sales, accounting, inventory and distribution systems. Utilizing the Company's proprietary information system, orders are sent to the Company's distribution center for processing immediately after they are received from a customer after credit approval. All products received in the Company's distribution center have a UPC code, manufacturer bar code or supplier bar code, or are issued an Insight bar code. The Company's proprietary superscan process checks orders to ensure accurate fulfillment prior to shipping and tracks the reduction in inventory. Currently, the Company has implemented a re-ordering system that calculates lead times and, in some instances, automatically re-orders from certain vendors. The Company has developed a sophisticated re-ordering system that accepts vendor price quotes from several competing vendors and automatically re-orders from the vendor with the most competitive price. The Company has integrated its order processing, labeling and tracking systems with Federal Express to ensure overnight delivery to the correct location. Additionally, the Company has implemented an on-line, real time credit card address verification and approval system through a third-party provider with Visa(@), MasterCard(@), American Express(@) and Discover(@) to instantaneously match the address provided by the customer with the specific credit card billing address and obtain transaction approval.

     Through the use of approximately 700 toll-free telephone numbers, the Company can track specific catalog responses based on a variety of demographic and product parameters and focus its marketing efforts and product selection to specific target markets. The system can automatically route calls, depending on their originating data, to specific sales groups or the best-selling account executives. The telephone system also uses menu systems that permit the customers to route themselves to the appropriate service or sales area, or to their assigned account executives.

PURCHASING AND DISTRIBUTION

     Purchasing/Inventory Management. During fiscal 1996, the Company purchased products from approximately 300 suppliers. Approximately 61% (based on dollar volume) of these purchases were directly from manufacturers, with the balance from distributors. Purchases from Merisel, a distributor and the Company's largest supplier, accounted for approximately 19% of the Company's product purchases in fiscal 1996. The top five suppliers as a group (Merisel, Toshiba, Seagate, Ingram MicroD (a distributor) and Western Digital) accounted for approximately 51% of the Company's product purchases during the same period.

     The Company believes it has excellent relationships with its suppliers, which have resulted in favorable return and price protection policies, as well as promotional and marketing allowances. Although brand names and individual products are important to the Company's business, the Company believes that competitive sources of supply are available in substantially all of its product categories and therefore it is not dependent on any single vendor.

     Inventory Management. Just-in-time inventory management is utilized by the Company as a way of reducing inventory costs. The Company's order fulfillment and inventory controls allow the Company to forecast and order products just-in-time for shipping. The Company promotes the use of electronic data interchange with its vendors, which helps to reduce overhead and the use of paper in the ordering process. Additionally, some distributors will "direct ship" products directly to the customer, which reduces physical handling by the Company. Such direct-shipments are not apparent to the customer. These inventory management techniques have allowed the Company to offer a greater range of products without increased inventory requirements, and to maintain inventory turns of 21 times a year.

     The industry in which the Company operates is characterized by rapid technological change and the frequent introduction of new products and product enhancement, and, while the Company attempts to anticipate and react to new product introductions and to mitigate its exposure to losses from inventory obsolescence, there can be no assurance that such efforts will be successful or that unexpected new product introductions will not have a material adverse effect on the demand for the Company's inventory.

     Distribution Center. Activities performed in the Company's approximately 122,000-square feet of distribution space in Tempe, Arizona, include receipt and shipping of inventory, configuration of microcomputer systems, processing of returned products, a "will call" facility where Arizona customers can pick up orders and a retail outlet where heavily discounted products are offered for sale. Orders are transmitted electronically from the account executive to the distribution center after credit approval, where a packing slip is printed automatically for order fulfillment. All inventory items are bar coded and placed in designated bin locations that are marked with both readable and bar coded identifiers. Product movement is computer directed and radio frequency scanned for verification. Radio frequency technology also is used to perform daily inventory cycle counts to ensure inventory accuracy. A proprietary superscan process also is used to ensure accurate order fulfillment. Recently, the Company expanded to a separate building where all return product and technical services are now performed.

OUTSOURCING

     The Company seeks to leverage its core competencies in direct marketing by providing turnkey direct marketing services to leading manufacturers. The Company believes that outsourcing provides the manufacturers the ability to reduce operational overhead, stimulate demand for their products through other marketing channels, increase sales and enhance customer satisfaction.

     The Company currently provides direct marketing services to certain manufacturers, including Toshiba and Seagate. These services generally include publishing and circulating catalogs, placing advertisements under the manufacturer's name, providing account executives dedicated solely to the manufacturer's product line and fulfilling and shipping orders. The account executives interface with customers as representatives of the applicable manufacturers. In most cases, the Company is responsible for the granting of credit and for the collection of accounts generated by these product sales, but the manufacturer typically retains responsibility for warranty, service and technical support of its products. During fiscal 1996, the Company also provided outsourcing services to Air Taser, a manufacturer of non-lethal self defense products. The arrangement with Air Taser is the Company's first outsourcing arrangement involving a non-computer-related product. While the Company's predominant market focus will remain on computer-related products, the Company intends to evaluate opportunities to leverage its sales, marketing and distribution capabilities in areas involving selected non-computer products from time to time.

     The Company also made changes in its arrangements with other marketers, such as American Express and Fingerhut, in which brand name products are included in catalogs and other mailings produced and distributed by and under the name of the marketer. The marketer purchases products from the Company that are ordered by its customers and pays the Company the contracted-for purchase price. The products were usually subject to the manufacturer's warranties and servicing. Continued margin pressure caused these types of arrangements to become less advantageous to the Company and other marketers. Consequently, the Company phased out of sales to third party marketers in fiscal 1996.

COMPETITION

     The microcomputer and related products industry is highly competitive. The Company expects competition to increase as retailers and direct marketers who have not traditionally sold microcomputer and related products enter the industry and as the industry's rate of growth in the United States slows. The Company competes with a large number and wide variety of marketers and resellers of microcomputers and related products, including traditional microcomputer and related products retailers, computer superstores, consumer electronics and office supply superstores, mass merchandisers and national direct marketers (including value-added resellers and specialty retailers, aggregators, distributors, franchisors, manufacturers and national computer retailers which have commenced their own direct marketing operations).

     Certain of the Company's competitors have longer operating histories and greater financial, technical, marketing and other resources than the Company. In addition, many of these competitors offer a wider range of products and services than the Company, and may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many current and potential competitors also have greater name recognition and more extensive promotional activities, offer more attractive terms to customers and adopt more aggressive pricing policies than the Company. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, results of operations and financial condition.

SALES OR USE TAX

     The Company presently collects sales tax only on sales of products to residents of the State of Arizona. Sales to customers located within the State of Arizona were approximately 12% of the Company's net sales during fiscal 1996. Various states have sought to impose on direct marketers the burden of collecting state sales taxes on the sales of products shipped to that state's residents. The United States Supreme Court recently affirmed its position that it is unconstitutional for a state to impose sales or use tax collection obligations on an out-of-state mail order company whose only contacts with the state are the distribution of catalogs and other advertising materials through the mail and the subsequent delivery of purchased goods by United States mail or by interstate common carrier. If the Supreme Court changes its position or if legislation is passed to overturn the United States Supreme Court's recent decision, the imposition of a sales or use tax collection obligation on the Company in states to which it ships products would result in additional administrative expenses to the Company, could result in price increases to the customer or otherwise have a material adverse effect on the Company. From time to time, legislation to overturn this decision of the Supreme Court has been introduced, although to date, no such legislation has been passed.

PATENTS, TRADEMARKS AND LICENSES

     The Company does not maintain a traditional research and development group, but works closely with microcomputer product vendors and other technology developers to stay abreast of the latest developments in microcomputer technology. Where necessary, the Company has obtained patent licenses for certain technology. The Company conducts its business under the trademark and service mark "Insight" and its related logo. The Company intends to use and protect these and its other marks, as it deems necessary. The Company believes its trademarks and service marks have significant value and are an important factor in the marketing of its products.

PERSONNEL AND TRAINING

     As of June 30, 1996, the Company employed 695 persons, 197 were in management support services and administration; 321 were account executives; 66 were in technical support and customer service; and 111 were in warehouse/distribution. The Company's employees are not represented by any labor union, and the Company has experienced no work stoppages. The Company believes its employee relations are good.

     Insight has invested in its employees' future and the Company's future, through Insight University, an ongoing program of internal and external training. The training programs include: Sales Training Program, New Hire Training Program, LEAD, TEAM, and Management Development. Insight's Sales Training Program is dedicated to ensuring quality sales and customer services. Classes offered target sales management, account executives, customer service, customer engineers and technical support by providing new skills through the entire sales process. The Company's New Sales Training Program encompasses a three-week extensive product, system, and procedural training program. Insight has contracted with Learning International to assist in focusing training in the areas of account penetration and development. LEAD (Leadership Enhancement and Development) is a weekly one-hour informational/training session for supervisors and managers designed to improve management skills and enhance communication throughout the Company. TEAM (Train Everyone to Achieve More) provides every account executive with weekly product, industry, and operational training. Management Development training is a new focus for Insight and provides each manager with individual development plans by taking classes relevant to his/her needs.

REGULATORY AND LEGAL MATTERS

     The direct response business as conducted by the Company is subject to the Merchandise Mail Order Rule and related regulations promulgated by the Federal Trade Commission, the Arizona Attorney General and various regulatory authorities in other states from which the customers purchase products. The Company believes it is in compliance with such regulations and has implemented programs and systems to assure its ongoing compliance with such regulations. There are no material legal proceedings pending against the Company.

PROPERTIES

     The Company's principal facilities include 174,000 square feet of leased space in seven facilities in Tempe, Arizona which houses its executive, administrative, sales, warehouse and distribution activities. The leases for approximately 70% of such space expire in 1997 and the remaining 30% expire in 1999. In July 1995, the Company acquired approximately 17 acres of vacant land in Tempe, Arizona. The Company started construction in the third quarter of fiscal 1996 and will be consolidating its sales, executive and administrative functions into a 103,000 square foot facility on the acquired land during fiscal 1997 to better support the Company's expanding operations. Such functions currently are located in four facilities. Based on current plans, the total cost of constructing and equipping this new facility is expected to be approximately $11 million. The Company may require more space in the future. The amount and timing of future space needs will depend upon the extent of the Company's growth. The Company believes that suitable facilities will be available as needed.

USE OF TRADENAMES AND PRODUCT NAMES

     The following trademarks or tradenames are used in this Prospectus to identify the entities claiming the marks or names of their products: "Air Taser" for Air Taser, Inc., "American Express" for American Express Travel Related Services Company, Inc., "American Power Conversion" for American Power Conversion Corporation, "AST" for AST Research Inc., "Canon" for Canon Computer Systems, Inc., "Cisco" for Cisco Systems, Inc., "Colorado Memory" for Colorado Memory Systems, Inc., "Corel" for Corel Corporation, "Creative Labs" for Creative Labs, Inc., "CTX" for CTX International, Inc., "Epson" for Epson America, Inc., "Federal Express" for Federal Express Corporation, "Fingerhut" for Fingerhut Companies, Inc., "Fujitsu" for Fujitsu Computer Products of America, Inc., "Hewlett-Packard" for Hewlett-Packard Company, "IBM" for International Business Machines Corporation, "Ingram Micro D" for Ingram Micro D, Inc., "Kingston" for Kingston Technology Corporation, "Intel" for Intel Corporation, "Lotus" for Lotus Development Corporation, "MAG Innovision" for MAG InnoVision, Inc., "Merisel" for Merisel, Inc., "Microsoft" for Microsoft Corporation, "NEC" for NEC Technologies, Inc., "Novell" for Novell Inc, "Panasonic" for Matsushita Electric Corporation of America, "Plextor" for Plextor, Inc., "Quantum" for Quantum Corporation, "Seagate" for Seagate Technology, Inc., "Sony" for Sony Electronics Inc., "TEAC" for Teac America, Inc., "Texas Instruments" for Texas Instruments, Incorporated, "3Com" for 3Com Corporation, "Toshiba" for Toshiba America Information Systems, Inc., "U.S. Robotics" for U.S. Robotics, Inc., "ViewSonic" for ViewSonic, a Division of Keypoint Technology Corporation, and "Western Digital" for Western Digital Corporation. None of the companies listed above has participated in or endorsed this offering.

                                   MANAGEMENT

     The following table sets forth information with respect to directors and executive officers of the Company:

                        NAME                      AGE                 POSITION
    --------------------------------------------  ---   -------------------------------------
    Eric J. Crown(1)............................  34    Chief Executive Officer and Chairman
                                                        of the Board of the Company
    Timothy A. Crown(1).........................  32    President and Director of the Company
    Stanley Laybourne(1)........................  47    Chief Financial Officer, Secretary,
                                                        Treasurer and Director of the Company
    Michael A. Gumbert..........................  37    Chief Operating Officer of Insight
                                                        Direct, Inc.
    Branson M. Smith............................  40    Chief Operating Officer of Direct
                                                        Alliance Corporation
    Larry A. Gunning(2).........................  52    Director
    Robertson C. Jones(2).......................  52    Director

---------------
(1) Member of Executive Committee of the Board of Directors.

(2) Member of Audit and Compensation Committees of the Board of Directors.

     Eric J. Crown has been the Chief Executive Officer and Chairman of the Board of the Company since 1988, and is one of its founders. In 1984, he received a Bachelor of Science degree in Business Computer Information Systems from Arizona State University. From 1983 to 1986, Mr. Crown operated an independent computer firm. From 1986 to 1988, Mr. Crown was a partner in MicroNet Consulting, a computer consulting and sales company. Eric J. Crown is the brother of Timothy A. Crown.

     Timothy A. Crown has been employed by the Company since its inception in 1988 and has been its President since 1989. He received a Bachelor of Science degree in Business and Computer Science from the University of Kansas in 1986. From 1986 until 1987, Mr. Crown was employed by NCR Corporation as an Administrative Analyst. From 1987 to 1988, Mr. Crown was a partner in MicroNet Consulting. Timothy A. Crown is the brother of Eric J. Crown.

     Stanley Laybourne was an independent consultant to the Company from September 1990 through March 1991 and became its Chief Financial Officer and Treasurer in April 1991. In November 1994, he became Secretary of the Company. Mr. Laybourne received a Bachelor of Science degree in Accounting from The Ohio State University in 1971, with a Masters in Business Administration degree from Arizona State University in 1972. From 1972 to 1985, he was employed by Touche, Ross & Co., a predecessor to Deloitte & Touche, where he was an audit partner from 1983 to 1985. From 1985 to 1989, Mr. Laybourne was President and Chief Executive Officer of The Scottscom Group, a financial services company. From 1989 to 1990, Mr. Laybourne was Executive Vice President of Ovation Broadcasting Company, a company which operated commercial radio broadcast properties. Mr. Laybourne is the Chief Financial Officer of the Fiesta Bowl and a member of the City of Scottsdale Citizen's Bond Review Commission. Mr. Laybourne is a Certified Public Accountant.

     Michael A. Gumbert was hired on July 1, 1996, as Insight Direct, Inc.'s Chief Operating Officer. From August 1995 to June 1996, Mr. Gumbert was Senior Vice President, General Manager of Tandy Corporation, a consumer electronics retailer. From 1983 through 1990, Mr. Gumbert held various positions within MicroAmerica, Inc., a value added computer distributor. In 1990, MicroAmerica, Inc. was acquired by Merisel, Inc., a distributor of computers, software and peripherals. From 1990 through June 1995, Mr. Gumbert held several positions with Merisel, Inc., including Senior Vice President, Sales and Operation from April 1992 to June 1995. Mr. Gumbert received a Bachelor of Business Administration in Marketing from North Texas State University in 1981.

     Branson M. Smith has been employed by Insight Direct, Inc. since March 1992 and has served as its Vice President of Distribution and Senior Vice President of Fulfillment Services. In September 1996, Mr. Smith was promoted to Chief Operating Officer of Direct Alliance Corporation. From May 1991 to March 1992, Mr. Smith was a principal in Southwest Automation, an industrial operations consulting firm. From December 1987 to May 1991, Mr. Smith was a Division Manager of Shape West, a computer disk manufacturer. Mr. Smith received a Bachelor of Science degree in Business Administration from the University of Arizona in 1978. Mr. Smith is a member of the Board of Advisors of the National Catalog Operations Forum.

     Larry A. Gunning has been a director of the Company since January 1995. He has been President of Pasco One, Inc. and Pasco Petroleum Corp., petroleum marketing companies, since 1990 and 1988, respectively. Mr. Gunning received a Bachelor of Science degree in Business Management from Arizona State University in 1966. Mr. Gunning is a member of the Arizona State University College of Business Dean's Council of 100 and a director of several nonprofit organizations.

     Robertson C. Jones has been a director of the Company since January 1995. Mr. Jones has been Vice President and General Counsel of Del Webb Corporation, a developer of master-planned residential communities, since January 1992. From March 1990 to November 1991, he was a partner with the law firm of Gaston & Snow, and from January 1985 to February 1990, he was a director and shareholder of Moya, Bailey, Bowers & Jones, P.C., which was a partner of Gaston & Snow. In October 1991, while Mr. Jones was a partner of such firm, Gaston & Snow filed a voluntary petition under Chapter 11 of the Bankruptcy Code. Mr. Jones was never a member of that firm's management or executive committees. All of Mr. Jones' involvement with Gaston & Snow was formally terminated in September 1993. During November and December 1991, Mr. Jones was an attorney with the law firm of Quarles & Brady. Mr. Jones received his Bachelor of Arts degree from Williams College in 1966, his Masters in Business Administration degree from Oklahoma City University in 1969 and his Juris Doctor degree from the University of California, Hastings College of Law, in 1977.

                            SELLING SECURITYHOLDERS

     The following table provides information with respect to the shares of Common Stock issuable upon exercise of the Warrants by each Selling Securityholder, and as adjusted to reflect the sale of the securities offered hereby by the Selling Securityholders.

                                                                                       BENEFICIAL
                                           BENEFICIAL OWNERSHIP                         OWNERSHIP
                                               PRIOR TO THE          NUMBER OF          AFTER THE
                                                OFFERING(1)           SHARES           OFFERING(1)
                                           ---------------------       BEING       -------------------
        NAME OF BENEFICIAL OWNER            NUMBER       PERCENT      OFFERED      NUMBER      PERCENT
-----------------------------------------  ---------     -------     ---------     -------     -------
Principal Financial Securities,
  Inc.(2)................................     43,125          *        43,125           --         --
Pennsylvania Merchant Group Ltd(3).......     28,750          *        28,750           --         --

---------------
  *  Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares which may be acquired upon exercise of stock options and warrants options which are currently exercisable or which become exercisable within 60 days of the date of the information in the table, are deemed to be beneficially owned by the optionee or warrant holder. Except as indicated by footnote, and subject to community property laws where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Consists of 43,125 shares underlying the Warrants that are currently exercisable at any time up to January 24, 1998, which will be offered as part of this offering. Principal Financial Securities, Inc. is a market maker for the Company's Common Stock and was an underwriter of two of the Company's public offerings in 1995.

 (3) Consists of 28,750 shares underlying the Warrants that are currently exercisable at any time up to January 24, 1998, which will be offered as part of this offering. Pennsylvania Merchant Group Ltd is a market maker for the Company's Common Stock and was an underwriter of two of the Company's public offerings in 1995.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to the resale of 71,875 shares of Common Stock which may be acquired upon the exercise of Warrants that are currently outstanding. The Warrants are exercisable at any time up to January 24, 1998 to purchase 71,875 shares of Common Stock for $10.80 per share, subject to adjustment in certain events. The distribution of the Common Stock by the Selling Securityholders contemplated hereby is not subject to any underwriting agreement.

     The Common Stock may be sold by the Selling Securityholders from time to time in either underwritten public offerings, in transactions pursuant to Rule 144 under the Securities Act, in privately negotiated transactions, through the facilities of Nasdaq, or otherwise, at market prices prevailing at the time of such sale, at prices relating to such prevailing market prices, or at negotiated prices. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Securityholders, except for receipt of the exercise price upon exercise of the Warrants. The net proceeds to the Selling Securityholders will be the proceeds received by them upon such sales, less brokerage commissions.

     In the case of sales of the shares of Common Stock effected to or through broker-dealers, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Common Stock sold by or through such broker-dealers, or both. The Company has advised the Selling Securityholders that the anti-manipulative Rules 10b-6 and 10b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") may apply to their sales in the market and has informed them of the need for delivery of copies of this Prospectus. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Securityholders and any broker-dealers with respect to the sale of the Common Stock offered by this Prospectus. The Selling Securityholders and any broker-dealer or other agent executing sell orders on behalf of the Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case the commissions received by any such broker-dealer or agent and profit on any resale of the Common Stock may be deemed to be underwriting commissions under the Securities Act. The commissions received by a broker-dealer or agent may be in excess of customary compensation.

     The Selling Securityholders may elect to sell all, a portion or none of the Common Stock offered by them hereunder.

     The Company will pay all of the expenses incident to the registration of the shares of Common Stock offered hereby, other than underwriting or brokerage discounts, commissions and selling expenses with respect to the Common Stock being sold by the Selling Securityholders.

                                 TRANSFER AGENT

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Snell & Wilmer L.L.P., Phoenix, Arizona.

                                    EXPERTS

     The consolidated financial statements of Insight Enterprises, Inc. as of June 30, 1995 and 1996, and for each of the years in the three-year period ended June 30, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

             ------------------------------------------------------
             ------------------------------------------------------

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                        PAGE
                                        ----
Available Information.................     2
Information Incorporated by
  Reference...........................     2
The Company...........................     3
Risk Factors..........................     4
Use of Proceeds.......................     9
Dividend Policy.......................     9
Selected Consolidated Financial and
  Operating Data......................    10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    11
Business..............................    17
Management............................    28
Selling Securityholders...............    30
Plan of Distribution..................    31
Transfer Agent........................    31
Legal Matters.........................    31
Experts...............................    31

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                 71,875 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                November  , 1996
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be borne by the Registrant in connection with the offering being registered hereby:

    SEC filing fee...........................................................    $   730
    Blue Sky fees and expenses, including legal fees*........................    $   500
    Printing and engraving*..................................................    $ 2,000
    Legal fees and expenses*.................................................    $20,000
    Accounting fees and expenses*............................................    $10,000
    Miscellaneous*...........................................................    $ 1,770
                                                                                 -------
              Total..........................................................    $35,000
                                                                                 =======

---------------
* Estimated

     The Company will pay all expenses of the offering.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law"), provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

     Section 145(b) Provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if be or she acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense or any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under such Section 145.

     Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for violations of a director's duty of care.

     However, no such provision may eliminate or limit the liability of a director for breaching his or her duty of loyalty, acting or failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Certificate of Incorporation contains such a provision.

     The Company's Bylaws provide that the Company shall indemnify officers and directors to the full extent permitted by and in the manner permissible under the laws of the State of Delaware.

     The Company has a directors and officers' liability insurance policy with a policy limit of $1,000,000 and coverage for, among other things, liability for violations of federal and state securities laws.

     The Company has entered into indemnity agreements with its directors and officers for indemnification of and advance of expenses to such persons to the full extent permitted by law. The Company intends to execute such indemnity agreements with its future officers and directors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                          DESCRIPTION                               METHOD OF FILING
------   ---------------------------------------------------------  -----------------------------
  2.1    Articles of Merger and Certificate of Merger between       Incorporated by reference to
         Insight Enterprises, Inc., an Arizona corporation, and     Exhibit 2.1 of the Company's
         Insight Enterprises, Inc., a Delaware corporation (the     Form S-1 Registration
         "Registrant")                                              Statement No. 33-86142 (Form
                                                                    S-1 No. 33-86142)
  4.1    Specimen Common Stock Certificate                          Incorporated by reference to
                                                                    Exhibit 4.1 of the Form S-1
                                                                    No. 33-86142
  4.2    Form of Common Stock Warrant between the Registrant and    Incorporated by reference to
         certain Warrant Holders                                    Exhibit 4.4 of the Form S-1
                                                                    No. 33-86142
  5      Opinion of Snell & Wilmer L.L.P.                           Filed herewith
 23      Consent of KPMG Peat Marwick LLP                           Filed herewith
 24      Power of Attorney                                          See signature page

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifica-tion by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Insight Enterprises, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on November 22, 1996.

                                          INSIGHT ENTERPRISES, INC.

                                          By: /s/  ERIC J. CROWN

                                            ------------------------------------
                                            Eric J. Crown,
                                            Chairman of the Board and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Eric J. Crown and Stanley Laybourne, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-3 Registration Statement and to sign any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1993, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming that all said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

               PERSON                                TITLE                         DATE
-------------------------------------  ---------------------------------    ------------------
         /s/  ERIC J. CROWN            Chairman of the Board of             November 22, 1996
-------------------------------------  Directors and Chief Executive
            Eric J. Crown              Officer (Principal Executive
                                       Officer)
        /s/  TIMOTHY A. CROWN          President and Director               November 22, 1996
-------------------------------------
          Timothy A. Crown
       /s/  Stanley Laybourne          Chief Financial Officer,             November 22, 1996
-------------------------------------  Secretary, Treasurer and Director
          Stanley Laybourne            (Principal Financial and
                                       Accounting Officer)
        /s/  LARRY A. GUNNING          Director                             November 22, 1996
-------------------------------------
          Larry A. Gunning
       /s/  ROBERTSON C. JONES         Director                             November 22, 1996
-------------------------------------
         Robertson C. Jones

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION                               METHOD OF FILING
------   ---------------------------------------------------------  -----------------------------
  2.1    Articles of Merger and Certificate of Merger between       Incorporated by reference to
         Insight Enterprises, Inc., an Arizona corporation, and     Exhibit 2.1 of the Company's
         Insight Enterprises, Inc., a Delaware corporation (the     Form S-1 Registration
         "Registrant")                                              Statement No. 33-86142 (Form
                                                                    S-1 No. 33-86142)
  4.1    Specimen Common Stock Certificate                          Incorporated by reference to
                                                                    Exhibit 4.1 of the Form S-1
                                                                    No. 33-86142
  4.2    Form of Common Stock Warrant between the Registrant and    Incorporated by reference to
         certain Warrant Holders                                    Exhibit 4.4 of the Form S-1
                                                                    No. 33-86142
  5      Opinion of Snell & Wilmer L.L.P.                           Filed herewith
 23      Consent of KPMG Peat Marwick LLP                           Filed herewith
 24      Power of Attorney                                          See signature page